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As filed with the Securities and Exchange Commission on June 30, 2005
File No. 70-10286
United States Securities and Exchange Commission Washington, D.C. 20549
AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pepco Holdings, Inc.
Potomac Electric Power Company
Pepco Communications, Inc.
POM Holdings, Inc.
Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
AMP Funding, L.L.C.
RAMP Investments, LLC
Pepco Technologies, LLC
701 Ninth Street, N.W.
Washington, DC 20068
Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Engineered Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
PES Home Services of Virginia
Potomac Power Resources, LLC

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Pepco Government Services LLC
Pepco Enterprises, Inc.
Severn Construction Services, LLC
W.A. Chester, LLC
W.A. Chester Corporation
ATS Operating Services, Inc.
Atlantic Jersey Thermal Systems, Inc.
Conectiv Thermal Systems, Inc.
Thermal Energy L.P. 1
1300 North 17th Street
Suite 1600
Arlington, VA 22209

PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
PCI Netherland Corporation
PCI Queensland Corporation
PCI Ever, Inc.
1575 Delucci Lane
Suite 115
Reno, NV 89502

Friendly Skies, Inc.
5 Kronprindsens Gade
St. Thomas
USV1

PCI Engine Trading, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Conectiv
ACE REIT, Inc.
ATE Investment, Inc.
Atlantic City Electric Company
Atlantic City Electric Transition Funding LLC
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, LLC
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company

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Conectiv Energy Supply, Inc.
Conectiv Mid Merit, LLC
Conectiv Pennsylvania Generation, LLC
Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
DCTC-Burney, Inc.
Delaware Operating Services Company
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
PHI Operating Services Company
PHI Service Company
Vineland Limited, Inc.
Vineland General, Inc.
Conectiv Plumbing, L.L.C.
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc. (Name of top registered holding company)

Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068
(Name and address of agent for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
Christie Day Cannon, Esq. Associate General Counsel Pepco Holdings, Inc. 800 King Street P.O. Box 231 Wilmington, DE 19899 Telephone: (302) 429-3826 Facsimile: (302) 429-3801	William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 661-8264
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Table of Contents
Item 1.	Description of Proposed Transactions		1
	A.	Introduction and General Request	1
	B.	Description of the Parties to the Transaction	1
	C.	Overview of the Requests	2
	D.	Parameters for Financing Authorization	3
	E.	Description of Specific Types of Financing	6
	F.	Investments in EWGs and FUCOs	17
	G.	Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus	20
	H.	Intermediate Subsidiaries and Nonutility Reorganizations	20
	I.	Exemption of Certain Transactions from At-Cost Requirements	22
	J.	Authorization to Engage in Energy-Related Activities Outside of the United States	22
	K.	Filing of Certificates of Notification	24
Item 2.		Fees, Commissions and Expenses	26
Item 3.		Applicable Statutory Provisions	26
Item 4.		Regulatory Approval	27
Item 5.		Procedure	27
Item 6.		Exhibits and Financial Statements	27
Item 7.		Information as to Environmental Effects	28
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Form U-1, as previously filed, is hereby amended in its entirety except for previously filed exhibits.
Item 1.	Description of Proposed Transactions
	A.	Introduction and General Request
		1.	Introduction

On August 1, 2002, Potomac Electric Power Company ("Pepco") and Conectiv were involved in merger transactions that resulted in Pepco Holdings, Inc. ("PHI") becoming a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") pursuant to the Order of the Securities and Exchange Commission (the "Commission") dated July 24, 2002 (HCAR No. 35-27553; 70-9913) (the "Merger"). Conectiv was a registered holding company under the Act prior to the Merger and continues as such.

PHI filed an Application-Declaration on Form U-1 with the Commission on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002 and post-effective amendments dated July 24, 2003 and October 22, 2003. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Prior Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005.

PHI; Conectiv; their public utility subsidiaries: Pepco, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE"); and the nonutility subsidiaries (as defined below) (collectively, the "Applicants") are filing this application-declaration (the "Application") with the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 45(c), 46(a), 53, 90 and 91 under the Act.

	B.	Description of the Parties to the Transaction
		1.	Utility Subsidiaries

PHI's utility subsidiaries are Pepco, a public utility company engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George's and Montgomery counties in suburban Maryland; DPL, a public utility company engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and the distribution of gas in northern Delaware; and ACE, a public utility company engaged in the generation, transmission and distribution of electricity in southern New Jersey (collectively, the "Utility Subsidiaries"). Pepco is a direct subsidiary of PHI. DPL and ACE are direct subsidiaries of Conectiv.

		2.	Nonutility Subsidiaries

PHI's nonutility activities are conducted through its direct and indirect nonutility subsidiaries (the "Nonutility Subsidiaries"). PHI's major Nonutility Subsidiaries include: Pepco Energy Services, Inc. ("PES"), a competitive energy business that provides non-regulated generation, marketing and supply of electricity and gas and related energy management services; Potomac Capital Investment Corporation, which manages a portfolio of financial investments, primarily energy leveraged leases; and Conectiv Energy Holding Company, an intermediate holding company that holds interests in entities involved in energy and related projects (including exempt projects) or that engage in energy trading activities The Utility Subsidiaries and the Nonutility Subsidiaries are collectively referred to herein as the "Subsidiaries." PHI, Conectiv and the Subsidiaries are referred to herein as the "PHI System."

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C.	Overview of the Requests
PHI and the Subsidiaries hereby request authorization to engage in the various transactions described herein through June 30, 2008 (the "Authorization Period").

The proceeds from the sale of securities will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of PHI and the Subsidiaries, for the acquisition, retirement or redemption of securities previously issued by PHI or the Subsidiaries, for investments in companies organized in accordance with Rule 58 under the Act ("Rule 58 Companies"), exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs") and for other lawful purposes.

Proceeds of any borrowings by the Nonutility Subsidiaries may be used by each such Nonutility Subsidiary (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and equity; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.

The approval by the Commission of this Application-Declaration will give PHI and the Subsidiaries flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders.

The financing authorizations and other approvals requested herein relate to:

•

issuances by PHI of common stock, preferred stock and debt securities (consisting of long-term debt securities issued during the Authorization Period and any short-term debt outstanding as of the time of measurement) in an amount not to exceed $6 billion (the "PHI Financing Limit");

•

the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans (the "Common Stock Plan Limit");

•

guarantees and other forms of credit support by PHI, the Utility Subsidiaries and the Nonutility Subsidiaries of obligations of affiliated persons in favor of unaffiliated persons in an aggregate amount not to exceed $3.5 billion (the "PHI Guarantee Limit");

•	hedging transactions by PHI and the Utility Subsidiaries (to the extent not exempt pursuant to Rule 52) with regard to their indebtedness;
•	issuances of short-term debt securities by Pepco and DPL not to exceed $500 million and $275 million, respectively, outstanding at any one time;
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•	issuances of long-term debt securities and preferred securities by Pepco not to exceed $1.1 billion in aggregate;
•	issuances by Nonutility Subsidiaries of securities that are not exempt pursuant to Rule 52 in an amount not to exceed $300 million outstanding at any time during the Authorization Period;
•	operation of the PHI System money pool ("Money Pool");
•

the formation of financing entities ("Financing Entities") and the issuance by such Financing Entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

•	the ability of wholly owned Subsidiaries to alter their capital stock;
•	the use of the proceeds of financings in an amount not to exceed $4.5 billion for investments in EWGs and FUCOs (the "PHI Exempt Project Limit");
•	the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus;
•

the restructuring of PHI's nonutility interests from time-to-time, including the establishment of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing and holding the securities of one or more existing or future Nonutility Subsidiaries;

•	the exemption of certain transactions from the "at cost" requirements of Rules 90 and 91; and
•	the ability of Nonutility Subsidiaries to engage in energy-related activities outside of the United States.
D.	Parameters for Financing Authorization

Authorization is requested herein to engage in certain financing transactions during the Authorization Period. All securities issued by PHI and the Subsidiaries will be subject to the financing parameters discussed below:

	1.	Effective Cost of Capital on Financings

The effective cost of capital on long-term debt, short-term debt , preferred securities and equity-linked securities will not exceed competitive market rates available at the time of issuance for securities having the same reasonably similar terms and conditions issued by similar companies of reasonably comparable quality; provided that in no event will the effective cost of capital on (a) any long-term debt security exceed 500 basis points over comparable term U.S. Treasury securities ("Treasury Securities"); or (b) any short-term debt security exceed 300 basis points over the comparable London Interbank Offered Rate ("LIBOR"). The dividend and distribution rate on any series of preferred securities or equity-linked securities will not exceed at the time of issuance 700 basis points over a Treasury Security.

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2.	Maturity of Debt and Final Redemption on Preferred Stock

The maturity of indebtedness will not exceed 50 years. Preferred stock and equity-linked securities will be redeemed no later than 50 years after issuance. Preferred stock issued by PHI and/or Pepco may be perpetual in duration. Equity-linked securities issued by PHI may be perpetual in duration.

3.	Issuance Expenses

The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application-Declaration (not including any original issue discount) will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

4.	Financial Condition

PHI, Conectiv and the Utility Subsidiaries are financially sound and each has investment-grade ratings from nationally recognized rating agencies. PHI and Conectiv commit that each will maintain a common equity ratio (common equity divided by consolidated capitalization (the "Common Equity Ratio")) during the Authorization Period of at least 30%.[1] Additionally, PHI and Conectiv commit that each will maintain during the Authorization Period at least an investment-grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency (as that term is used in paragraphs (c)(2)(vi)(E), (f) and H of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended)[2]. Further, Pepco and DPL each commits that it will maintain a Common Equity Ratio of at least 30% and at least investment-grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency. Pursuant to the Order of the Commission dated October 28, 2002 (HCAR No. 35-27588; 70-9899 and 70-9947), ACE is required to maintain a Common Equity Ratio of not less than 28% through December 31, 2005. After such date, ACE will maintain a Common Equity Ratio of at least 30% during the Authorization Period. ACE commits that it will maintain at least investment grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency.

1 Consolidated capitalization includes, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss, and/or treasury stock), minority interests, preferred securities, equity-linked securities, long-term debt, short-term debt and current maturities.

2 Conectiv may retire all of its outstanding debt before or during the Authorization Period. In such event, Conectiv will no longer maintain a debt rating. Conectiv is not seeking any authorization to issue debt securities in this Application-Declaration.

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Below are the Common Equity Ratios for PHI, Conectiv and the Utility Subsidiaries as of March 31, 2005.
	PHI		Pepco		DPL		ACE		Conectiv
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	5,730,1	62.3	1,334.7	56.6	654.4	51.3	1,045.7	65.7	2,668.3	60.0
Preferred Stock	54.9	0.6	27.0	1.1	21.7	1.7	6.2	0.4	27.9	0.6
Common Equity	3,405.0	37.1	998.9	42.3	599.2	47.0	539.0	33.9	1,754.5	39.4
Total Capitalization	9,190.0	100.0	2,360.6	100.0	1,275.3	100.0	1,590.9	100.0	4,450.7	100.0
Below are listed the long-term unsecured debt ratings for PHI, Conectiv and the Utility Subsidiaries as of June 27, 2005:
Company	Moody's	Standard & Poor's	Fitch
PHI	Baa2	BBB	BBB
Conectiv	Baa2	BBB	BBB+
Pepco	Baa1	BBB	A-
ACE	Baa1	BBB	BBB+
DPL	Baa1	BBB	A-
With respect to the securities issuance authority proposed in this Application:

(i) within four business days after the occurrence of a Ratings Event,[3] Applicants will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation), and (ii) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to this Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Applicant(s) to issue the securities for which authorization has been requested in this Application, so long as Applicant(s) continue to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application). Furthermore, no securities authorized as a result of this Application will be issued following the 60th day after a Ratings Event (other than common stock and short-term debt) by any Applicant if a registered holding company has experienced a Ratings Event or by any individual Applicant that itself has experienced a Ratings Event. Applicants also request that the Commission reserve jurisdiction, through the remainder of the Authorization Period, over the issuance of any authorized securities in this Application (other than common stock and short-term debt) the issuance of which is prohibited after the 60th day following a Ratings Event.

3 For these purposes, (A) a security will be deemed "investment grade" if it is rated investment grade by any of Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating agency (as defined by the Commission in rules adopted under the Securities Exchange Act of 1934, as amended) and (B) a "Ratings Event" will be deemed to have occurred if, during the Authorization Period, (i) any outstanding security of any Applicant(s) is/are downgraded below investment grade; (ii) any security issued by any Applicant upon original issuance is rated below investment grade; or (iii) any outstanding security of the top-level registered holding company that is rated is downgraded below investment grade.

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E.	Description of Specific Types of Financing
	1.	PHI Financing

PHI seeks authorization to issue equity and debt securities aggregating not more than the PHI Financing Limit at any one time issued, including short-term debt outstanding, during the Authorization Period. Such securities could include, but would not necessarily be limited to, common stock, preferred securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred securities, shares of common stock or any combination of such securities), long-term debt, short-term debt (including commercial paper), subordinated debt, bank borrowings, securities with call or put options and securities convertible into any of these securities[4]. PHI also seeks to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive plans and employee benefit plans up to the Common Stock Plan Limit. Securities issued under the Common Stock Plan Limit would not reduce PHI's capacity to issue securities under the PHI Financing Limit. In addition, PHI and, as applicable, the Utility Subsidiaries and/or the Nonutility Subsidiaries request authorization to issue guarantees and enter into hedging transactions as described below.

		(a)	Common Stock

PHI seeks authorization to issue and sell common stock during the Authorization Period. Common stock financings may be executed pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If common stock is being sold in an underwritten offering, PHI may grant the underwriters thereof a "green shoe" option permitting the shares to be offered solely for the purpose of covering over-allotments.

PHI further requests authorization to issue and sell from time to time equity-linked securities, including, but not limited to, contracts obligating holders to purchase from PHI and/or PHI to sell to the holders, a number of shares specified directly or by formula at an aggregate offering price either fixed at the time the stock purchase contracts ("Stock Purchase Contracts") are issued or determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units consisting of a stock purchase contract and debt and/or preferred securities of PHI

4 Applicants state that any convertible or equity-linked securities would be convertible into or linked only to securities that PHI is otherwise authorized to issue directly or indirectly through a Financing Entity on behalf of PHI.

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and/or debt securities of nonaffiliates, including Treasury Securities, securing holders' obligations to purchase the common stock of PHI under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner.

PHI also seeks authorization to issue common stock or equity-linked securities in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized by the Commission or is exempt under the Act or the rules thereunder. For purposes of calculating compliance with the PHI Financing Limit, common stock issued in negotiated transactions would be valued based upon the negotiated agreement between the buyer and the seller.

PHI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect, shares of PHI common stock under PHI's dividend reinvestment plan, certain incentive compensation plans and other employee benefit plans currently existing or that may be adopted in the future. As noted above, PHI common stock issued pursuant to the Common Stock Plan Limit will not be included in the calculation of the PHI Financing Limit.

(b)	Preferred Securities

PHI may issue and sell preferred securities from time to time during the Authorization Period. Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated liquidation value, (d) may be convertible or exchangeable into common stock of PHI, (e) and may bear other further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of the series of preferred securities.

The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth the terms.

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(c)	Long-Term Debt

Types of long-term debt securities may include notes, medium-term notes, or debentures, under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Long-term debt issued by PHI will be unsecured.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as PHI may determine at the time of issuance. Any long-term debt (a) may be convertible into any other authorized securities of PHI, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party, and (h) may be entitled to the benefit of financial or other covenants.

Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by PHI at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

(d)	Short-Term Debt

PHI seeks authority to issue short-term debt during the Authorization Period to refund short-term debt, refund maturing long-term debt, and for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures until long-term financing can be obtained.

Types of short-term debt securities will include borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes and bid notes. Specific terms of any short-term borrowings will be determined by PHI at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under United States generally accepted accounting principles.

PHI may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold directly to investors or sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from PHI will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

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PHI may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance. Any such additional short-term financings will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

(e) Guarantees

Authorization is requested during the Authorization Period for PHI to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to carry on in the ordinary course of their respective businesses in an aggregate amount not to exceed the PHI Guarantee Limit. Included in this amount are guarantees previously entered into by PHI and on behalf of the Subsidiaries to the extent they remain outstanding during the Authorization Period. Excluded from the PHI Guarantee Limit are obligations exempt pursuant to Rule 45. The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

A portion of the guarantees proposed to be issued by PHI may be in connection with the business of Conectiv Energy Supply, Inc. ("CESI"), PES and PES's subsidiaries. CESI conducts power marketing and trading operations. PES and its subsidiaries provide energy efficiency contracting, central plant and other equipment construction, operation and maintenance as well as conducting gas and electric marketing. PHI provides credit support in connection with the trading positions of CESI and PES entered into in the ordinary course of CESI's and PES's energy marketing and trading businesses. In addition, PHI provides credit support for certain obligations of PES and its subsidiaries entered into in the ordinary course of their energy contracting business. The provision of parent guarantees by holding companies to affiliates in the generation, power marketing and energy contracting business is standard business practice. The portion of the PHI Guarantee Limit to be used on behalf of the trading activities of CESI and PES will be no more than half of the PHI Guarantee Limit at any time during the Authorization Period.

A portion of the guarantees will be for intercompany obligations. PHI will guarantee all deposits in the Money Pool.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, PHI will determine the exposure under a guarantee for purposes of measuring compliance with the PHI Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts. PHI states that these estimates will be made in accordance with generally accepted accounting principles, if appropriate. Such estimates will be reevaluated periodically.

PHI may charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding.

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(f)	Interest Rate Risk Management

PHI requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates with respect to then existing or simultaneously created indebtedness, including interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). PHI would employ Hedge Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt, (iii) limiting the impact of changes in interest rates resulting from variable-rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedge Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, PHI will not engage in leveraged or speculative transactions. The underlying interest rate indices will closely correspond to the underlying interest rate indices of PHI's debt to which such Hedge Instruments relates. PHI will only enter into agreements with counterparties whose senior debt ratings, as published by any one nationally recognized rating agency, are investment grade ("Approved Counterparties").

In addition, PHI requests authorization to enter into interest rate Hedge Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges.

Hedge Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. PHI will determine the optimal structure of each Hedge instrument transaction at the time of execution.

PHI represents that it will comply with Statement of Accounting Standards 133 ("SFAS"), SFAS 138 or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). PHI states that Hedge Instruments and Anticipatory Hedges will qualify for hedge accounting treatment under the current FASB standard in effect and as determined at the date Hedge Instruments and/or Anticipatory Hedges are entered into; provided, that in the event such Hedge Instruments and/or Anticipatory Hedges do not so qualify, PHI requests that the Commission reserve jurisdiction over the entering into of such Hedge Instruments or Anticipatory Hedges.

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2.	Utility Subsidiary Financing

Rule 52 provides an exemption from the prior authorization requirements of the Act for a portion of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commissions. For Pepco, the issuance of long-term debt and equity securities is regulated by the District of Columbia Public Service Commission ("DC Commission"). Pepco is also regulated by the Virginia State Corporation Commission ("VSCC") but the VSCC does not have jurisdiction over its securities issuances. For ACE, the issuance of short-term debt, long-term debt and equity securities is regulated by the New Jersey Board of Public Utilities ("NJBPU"). For DPL, the issuance of long-term debt and equity securities is regulated by the Delaware Public Service Commission ("DPSC") and the issuance of short-term debt, long-term debt and equity securities is regulated by the VSCC[5].

Certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. The proceeds from the sale of securities in external financings will be used for general corporate purposes including the financing of working capital requirements.

	(a)	Short-Term Debt

Authority is requested for Pepco and DPL to have outstanding short-term debt securities in amounts not to exceed $500 million and $275 million for Pepco and DPL, respectively, at any point in time during the Authorization Period. Pepco and DPL request authority to issue the same types of unsecured short-term debt securities under the same terms as requested for PHI above. In addition, Pepco and DPL may issue secured short-term debt securities. Pepco and DPL anticipate that the collateral for such secured short-term debt securities would be limited to short-term assets such as the issuer's inventory and/or accounts receivable. Pepco and DPL may, without counting against the limit set forth above, maintain back-up lines of credit. Any outstanding short-term debt issued by Pepco or DPL will be included in the

5Pepco currently has authorization from the DC Commission to issue up to $1.1 billion of long-term debt and equity securities through May 16, 2006, with $525 million remaining authority outstanding (see Exhibit D-1). DPL currently has authorization from the VSCC to issue up to $275 million in short-term debt through March 31, 2006 (see Exhibit D-2) and up to $150 million long-term debt and equity securities through December 31, 2006 (see Exhibit D-3). DPL currently has authorization from the DPSC to issue up to $150 million long-term debt and equity securities through December 31, 2006 (see Exhibit D-4). ACE currently has NJBPU authorization to issue up to $250 million of short-term debt through January 1, 2006 (see Exhibit D-5). ACE currently has a pending request before the NJBPU to issue up to $105 million of long-term debt securities through December 31, 2006.

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calculation of the PHI Financing Limit. Pepco and DPL also request authorization to participate in the Money Pool as more fully described below.
	(b)	Long-Term Debt Securities and Preferred Stock

Authority is requested for Pepco to issue an aggregate of up to $1.1 billion of long-term debt securities and preferred stock during the Authorization Period. Pepco requests authority to issue long-term debt securities and preferred stock under the same terms as requested for PHI above except that Pepco may issue secured as well as unsecured debt securities. Any long-term debt or preferred securities issued by Pepco will be included in the calculation of the PHI Financing Limit.

	(c)	Guarantees

To the extent not exempt pursuant to Rule 45(b) and Rule 52(b), authority is sought for the Utility Subsidiaries to enter into guarantees ("Utility Guarantees") during the Authorization Period in the same manner as set forth above for PHI in Item 1.F(e). The Utility Guarantees will be included in the calculation of the PHI Guarantee Limit. The issuance of any Utility Guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

Certain of the Utility Guarantees may be in support of obligations that are not capable of exact quantification. In such cases, PHI will determine the exposure under a guarantee for purposes of measuring compliance with the PHI Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts. PHI states that these estimates will be made in accordance with generally accepted accounting principles, if appropriate. Such estimates will be reevaluated periodically.

The Utility Subsidiaries may charge associate companies a fee for each guarantee provided on their behalf determined in the same manner as specified above for guarantees issued by PHI.
	(d)	Interest Rate Risk Management

To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into Hedge Instruments subject to the limitations and requirements applicable to PHI described in Item 1.F(e).

3.	Nonutility Subsidiary Financings

In order to be exempt under Rule 52(b), any loans by PHI or Conectiv to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly owned, directly or indirectly, by PHI, authority is requested under the Act for PHI, Conectiv or a Nonutility Subsidiary, as the case may be, to make such loans to such Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Nonutility Subsidiary, such Nonutility Subsidiary will not provide any services to any associate Nonutility Subsidiary except to a wholly or partially owned subsidiary that meets one of the following conditions: (i) the Nonutility Subsidiary is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the

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Generation, transmission, or distribution of electric energy for sale within the United States; (ii) an EWG that sells electricity at market-based rates that have been approved by the FERC, provided that the purchaser of such electricity is not an associate public utility company; (iii) the Nonutility Subsidiary is a qualifying facility ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively (a) at rates negotiated at arm's-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than an associate utility company) at the purchaser's avoided cost as determined in accordance with FERC's regulations under PURPA; (iv) the Nonutility Subsidiary is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate public utility company; or (v) a direct or indirect subsidiary of PHI formed pursuant to Rule 58 under the Act or any other nonutility company that (a) is partially owned by PHI, provided that the ultimate recipient of such services is not an associate public utility company , or (b) is engaged solely in the business of developing, owning, operating and/or providing services to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States. Any securities issued pursuant to this paragraph will be limited to $300 million outstanding at any time during the Authorization Period and will comply in all regards with the parameters for financing authorization set forth in Item 1.D above. Further, no Nonutility Subsidiary that is also a subsidiary of a Utility Subsidiary will issue securities pursuant to this paragraph.

4.	Guarantees by Nonutility Subsidiaries and Operation of Money Pool
	(a)	Nonutility Subsidiary Guarantees

To the extent not exempt pursuant to Rule 45(b) and Rule 52(b), the Nonutility Subsidiaries request authority to provide to other Nonutility Subsidiaries guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees"). The Nonutility Subsidiary Guarantees will be included in the calculation of the PHI Guarantee Limit. The issuance of any Nonuility Subsidiary Guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable. The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by PHI. Nonutility Subsidiary Guarantees would be issued subject to the limitations and requirements applicable to PHI as set forth in Item 1.E above.

	(b)	Authorization and Operation of the PHI System Money Pool

PHI and the Subsidiaries hereby request authorization to continue operation of the Money Pool, and the Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. PHI requests authorization to contribute surplus funds and to lend and extend credit to the Money Pool. EWGs, FUCOs and ETCs will not be eligible to participate in the Money Pool.

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PHI and the Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

Under the terms of the Money Pool, short-term funds would be available from the following sources for short-term loans to the Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than PHI, (2) surplus funds in the treasury of PHI ((1) and (2) comprise "Internal Funds"), and (3) proceeds from the issuance of short-term debt securities by Money Pool participants or by PHI for loan to the Money Pool ("External Funds"). Funds would be made available from such sources in such order as PHISCO, the administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit I-1 for a copy of the Form of Money Pool Agreement.

No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from other lenders. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, PHI. In situations in which limited funds are available in the Money Pool for loans, the Utility Subsidiaries would have first priority for such funds.

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool would initially be paid by the participant maintaining such line. A portion of such costs, or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Money Pool, would be retroactively allocated every month to the companies borrowing such External Funds through the Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's weighted average of the cost for such External Funds (or, if more than one Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External Funds).

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In cases where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market mutual funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

The interest income earned on investments in the Money Pool would be allocated among the participants in the Money Pool in accordance with the weighted average proportion each participant's contribution of funds bears to the total amount of funds in the Money Pool.

Each Subsidiary receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

Pepco and DPL may have up to $500 million and $275 million, respectively, borrowed at any one time from the Money Pool. Amounts borrowed by Pepco and DPL from the Money Pool would count against the short-term borrowing authority for Pepco and DPL referred to in Item 1.F.3 above.

Operation of the Money Pool, including record keeping and coordination of loans, will be handled by PHISCO, or its successor, under the authority of the appropriate officers of the participating companies. The Money Pool will be administered on an "at cost" basis.

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5.	Financing Entities

PHI and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities, or other securities to third parties and transfer the proceeds of these financings to PHI or their respective parent Subsidiaries. To the extent not exempt under Rule 52, the Financing Entities also request authorization to issue these securities to third parties. In connection with this method of financing, PHI and the Subsidiaries may: (i) issue debentures or other evidences of indebtedness to Financing Entities in return for the proceeds of the financing[6]; (ii) acquire voting interests or equity securities issued by the financing entities to establish ownership of the Financing Entities (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the Financing Entities); and (iii) guarantee a Financing Entity's obligations in connection with a financing transaction. Any amounts issued by financing entities to a third party under this authorization will be included in the PHI Financing Limit. However, the underlying intrasystem mirror debt and parent guarantee will not be so included. Specifically excluded from this limitation is the issuance of up to $1.108 billion of securitization securities by Atlantic City Electric Transition Funding LLC ("ACETF"). The Commission has reserved jurisdiction over such issuance by ACETF in File No. 70-9899.

PHI and the Subsidiaries also request authorization to enter into support or expense agreements with Financing Entities to pay the expenses of any such Financing Entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Entity from its parent or another subsidiary for bankruptcy purposes, the ratings agencies require that any expense agreement whereby the parent or Subsidiary provides services related to the Financing Entity be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or Subsidiary in the event of the bankruptcy of the parent or Subsidiary without interruption or an increase of fees. Therefore, PHI seeks approval under section 13(b) of the Act and rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price but only for so long as such expense agreement established by the Financing Entity is in place.

6Any securities issued by PHI or the Subsidiaries to a Financing Entity will parallel the terms contained in the securities issued by the Financing Entity to third parties.
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	6.	Changes in Capital Stock of Wholly Owned Subsidiaries

The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to PHI or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred securities) may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, authority is requested to change the terms of any wholly owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by PHI or other intermediate parent company.

The requested authorization is limited to PHI's wholly owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.

F.	Investments in EWGs and FUCOs
	1.	PHI Investments in EWGs and FUCOs

As of March 31, 2005, PHI's aggregate investment in EWGs and FUCOs as defined in Rule 53(a)(1) was $3,053.2 million. In the Prior Financing Order, the Commission authorized PHI to invest up to 100% of PHI's retained earnings plus $3.5 billion in EWGs and FUCOs. As of March 31, 2005, PHI's retained earnings were $872.1 million, making PHI's maximum investment in EWGs and FUCOs equal to $4,372.1 million. PHI hereby requests authorization to invest in EWGs and FUCOs up to the PHI Exempt Project Limit during the Authorization Period.

Rule 53 provides that in determining whether to approve certain financing transactions for the purpose of investments in EWGs, the Commission will not make certain adverse findings if the conditions of Rule 53(a) and (b) are met. Rule 53(c) provides that, in connection with a proposal by a registered holding company to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, an applicant unable to satisfy the conditions of Rule 53(a) and (b) must affirmatively demonstrate that the proposal (i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (ii) will not have an adverse impact on any utility subsidiary of the registered holding company or its customers, or on the ability of state commissions to protect those subsidiaries or customers.

As further described below, PHI states that the requested authority "will not have a substantial adverse impact upon the financial integrity of the holding company system" and "will not have an adverse impact on any utility subsidiary of the registered company, or its customers, or on the ability of state commissions to protect such subsidiary or customers", as is required by subparts (1) and (2) of Rule 53(c).

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PHI represents that it is in compliance with all of the conditions established by subparts (a) and (b) of Rule 53 except 53(a)(1). However, under the Prior Financing Order, the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At March 31, 2005, based on the Prior Financing Order, PHI could have had an aggregate investment of up to $4,372.1 million. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the Prior Financing Order.

Particularly with respect to demonstrating the absence of any substantial adverse impact prohibited by Rule 53©(1) upon the financial integrity of the registered holding company system, PHI establishes such absence as provided below.

(a)	Current EWG/FUCO Investment.

PHI's consolidated aggregate investment in EWGs and FUCOs as of March 31, 2005, was $3,053.2 million, of which EWG investment constituted approximately 69.0%. PHI's consolidated retained earnings as of March 31, 2005 were $872.1 million.

(b)	Equity to Total Capitalization.

PHI commits that common equity will comprise at least 30% of its consolidated capitalization throughout the Authorization Period. As of March 31, 2005, its common equity comprised 37.1% of PHI's consolidated capitalization.

(c)	Credit Ratings.

The senior debt of PHI carries an investment grade rating as determined by Moody's, Standard & Poor's and Fitch. PHI commits that during the authorization period it will maintain at least an investment grade corporate senior unsecured debt rating from at least one nationally recognized rating agency.

(d)	Financial Performance.

PHI states that its existing investments in EWGs and FUCOs make a positive contribution to revenues and earnings. PHI states that it has suffered none of the adverse conditions specified by Rule 53(b), including no bankruptcy of a subsidiary having assets with book value exceeding 10% of PHI's consolidated retained earnings, no decrease by more than 10% in average consolidated retained earnings for the last four quarters compared to the prior four quarters, and no operating losses in EWGs or FUCOs in excess of 5% of consolidated retained earnings. PHI states that it will notify the Commission by post-effective amendment in this matter should any of those circumstances occur.

(e)	Risk Management and Project Review Process.

PHI states that every potential investment in EWGs and FUCOs undergoes a series of reviews by project managers responsible for identifying business opportunities, and in some cases senior management and the Board of Directors of PHI and/or senior management and the Board of Directors of PHI.

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Potential investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the PHI System. Analysis of the economic viability of the project includes an analysis of the overall industry environment (e.g. progress towards restructuring) in which the project will operate. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

PHI asserts that its principal investments under its business plan are in well-established, growing, and fundamentally stable energy markets. PHI states that it is particularly sensitive to ensuring that its independent energy investments contribute to its overall strategic growth plan building upon PHI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the PHI system who will focus their review not only on the questions of whether a particular project satisfies PHI 's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving PHI 's long-term overall strategic objectives.

Particularly with respect to demonstrating the absence of any adverse impact upon the Utility Subsidiaries, their customers or the ability of state commissions to protect those subsidiaries and their customers, PHI states that:

                                                     1.  All EWG and FUCO projects will be structurally separate from the operations of the Utility Subsidiaries in that they are permanently owned by corporations, limited liability companies, or partnerships that are held in corporate chains of ownership independent of the Utility Subsidiaries.

2. The Utility Subsidiaries will not indemnify or guarantee the obligations of EWG or FUCO projects.

                                                     3.  Each of the Utility Subsidiaries maintains investment grade corporate credit ratings and debt ratings as determined by at least one nationally recognized rating agency, that each is able to finance its operations principally from internally generated funds, and the proposed investment authority will not restrict the availability of capital for their operations. Each commits that the common equity will constitute at least 30% of its respective consolidated capitalization.[7]

                                                     4. The Utility Subsidiaries operate in states with state public service commissions that exercise general supervision authority, including authority over rate and public utility cost of service matters. These commissions have the authority to establish rates for regulated public utility company service based upon a rate of return determined to be fair by the state commission.

                                                     5.  The Utility Subsidiaries will not seek recovery in rates to their regulated customers to compensate for any losses or inadequate returns that may be sustained on PHI 's investments in EWGs or FUCOs.

7 Pursuant to the Order of the Commission dated October 28, 2002 (HCAR No. 35-27588; 70-9899 and 70-9947), ACE is required to maintain a Common Equity Ratio of not less than 28% through December 31, 2005. After such date, ACE will maintain a Common Equity Ratio of at least 30% during the Authorization Period.

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G.	Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus

The Applicants propose that Nonutility Subsidiaries be permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and state and national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants and, in addition, will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

H.	Intermediate Subsidiaries and Nonutility Reorganizations
	1.	Intermediate Subsidiaries

PHI proposes to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.

Administrative Activities include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage PHI's investments in nonutility subsidiaries. Development Activities will be limited to due diligence and design review, market studies, preliminary engineering, site inspection, preparation of bid proposals, including, in connection therewith, posting of bid bonds, application for required permits and/or regulatory approvals, acquisitions of site options and options on other necessary rights, negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms and other project contractors, negotiation of financing commitments with lenders and other third-party investors, and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interest in new businesses.

An Intermediate Subsidiary may be organized, among other things,: (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other nonutility subsidiary; (ii) to facilitate closing on the purchase or financing of such acquired company after the awarding of a bid; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by PHI and nonaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit PHI's exposure to taxes; (vii) to further insulate PHI and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (viii) for other lawful purposes.

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Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by PHI from the Commission; and (iii) other available cash resources, including proceeds of securities sales by Nonutility Subsidiaries pursuant to Rule 52. To the extent that PHI provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in PHI's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

PHI requests authorization to make expenditures on Development Activities, as defined above, in an aggregate amount up to $200 million. PHI proposes a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a Nonutility Subsidiary in respect of which Development Activities were made subsequently becomes an EWG, FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or Rule 58, as applicable.

2.	Nonutility Reorganizations

PHI requests authorization to consolidate or otherwise reorganize all or any part of its direct or indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, PHI may wish to merge or contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Nonutility Subsidiary to sell) the equity securities or all or part of the assets of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or the rules thereunder, PHI hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, PHI's ownership in existing and future Nonutility Subsidiaries. Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Nonutility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements.[8]

8PHI states that in the event that proxy solicitations are necessary with respect to internal corporate reorganizations, PHI will seek the necessary Commission approvals under Sections 6(a)(2) and 12(e) of the Act through the appropriate filing of a declaration.

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I.	Exemption of Certain Transactions from At-Cost Requirements

PHI requests authority for the Nonutility Subsidiaries to provide, consistent with recent Commission orders, certain services in the ordinary course of their business to each other, in certain circumstances described below including, but not limited to, cost or fair market prices, and they request an exemption pursuant to Section 13(b) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. Any services provided by the Nonutility Subsidiaries to the Utility Subsidiaries will continue to be provided at "cost" consistent with Rules 90 and 91. A Nonutility Subsidiary will not provide services at other than cost to any other Nonutility Subsidiary that, in turn, provides such services, directly or indirectly, to any other associate company that is not a Nonutility Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption from those rules and regulations obtained pursuant to a separate filing.

Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the Commission's rules under the Act were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service contracts by their holding companies and by servicing companies controlled by their holding companies." In light of this fact, the Commission has granted exemptions from the at-cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place."[9] Accordingly, PHI requests authority for the Nonutility Subsidiaries to provide services to each other at other than cost in any case where the Nonutility Subsidiary receiving such services is: (a) a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States; (b) an EWG that sells electricity at market-based rates that have been approved by the FERC, provided that the purchaser of such electricity is not an associate public utility company; (c) a QF within the meaning of PURPA, that sells electricity exclusively (i) at rates negotiated at arm's-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than an associate utility company) at the purchaser's avoided cost as determined in accordance with FERC's regulations under PURPA; (d) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate public utility company; or (e) a direct or indirect subsidiary of PHI formed pursuant to Rule 58 under the Act or any other non-utility company that (i) is partially owned by PHI, provided that the ultimate recipient of such services is not an associate public utility company, or (ii) is engaged solely in the business of developing, owning, operating, and/or providing services to Nonutility Subsidiaries described in clauses (a) through (d) immediately above, or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

J.	Authorization to Engage in Energy-Related Activities Outside of the United States

PHI, on behalf of any current or future nonutility subsidiaries, requests authority for such nonutility subsidiaries to engage in certain "energy-related" activities outside the United States during the Authorization Period.

9Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999), and decisions cited therein. See also Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999), and decisions cited therein; and New England Electric System, Holding Co. Act Release No. 22309 (Dec. 9, 1981).

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Such activities may include:
1.	the brokering of electricity, natural gas and other energy commodities ("Energy Marketing");
2.

energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate), energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating and air conditioning, electrical and power systems, alarm and warning systems, and related structures, in connection with energy-related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical systems; and

3.

engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, finance, feasibility studies, and other similar services.

The Applicants request that the Commission (i) authorize nonutility subsidiaries to engage in Energy Marketing activities in Canada and Mexico and reserve jurisdiction over Energy Marketing Services anywhere outside of Canada and Mexico pending completion of the record in this proceeding; (ii) authorize nonutility subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States; and (iii) reserve jurisdiction over other activities of nonutility subsidiaries outside the United States pending completion of the record.

The Applicants note that the Commission authorized PHI to provide the services detailed above through June 30, 2005 in the Merger Order.
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	K.	Filing of Certificates of Notification

It is proposed that, with respect to PHI, the reporting systems of the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act") be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and PHI. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application-Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter.

The Rule 24 certificates will contain the following information:
•

The sales, if any, during the quarter of common stock by PHI, the purchase price per share and the market price per share at the date of the agreement of sale and the aggregate amount of common stock issued during the Authorization Period;

•

The total number of shares of PHI common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted and the total number of shares of PHI stock issued or issuable pursuant to options outstanding during the period;

•

If PHI common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

•

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount terms and purpose of the guarantee and the total amount of guarantees issued and outstanding during the Authorization Period;

•	The amount and terms of any PHI indebtedness issued during the quarter and the total amount of PHI indebtedness issued and outstanding during the Authorization Period;
•

The amount and terms of any indebtedness issued by any Utility Subsidiary or Nonutility Subsidiary during the quarter that is not exempt under Rule 52 and the total amount of Utility Subsidiary and Nonutility Subsidiary indebtedness issued and outstanding during the Authorization Period;

•	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;
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•

If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

•	If any proceeds are used for VIEs, a description of the accounting for such transaction under FASB 46R;
•	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;
•

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the quarter;

•

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and the capital structure of each of the Utility Subsidiaries;

•

A retained earnings analysis of PHI on a consolidated basis and the Utility Subsidiaries detailing gross earnings, goodwill amortization, dividends paid out of capital surplus and the resulting capital account balances at the end of the quarter;

•

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application-Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

•	Identification of any investment in new EWGs or FUCOs during the quarter and the aggregate amount of investment in EWGs and FUCOs as of the end of the quarter; and
•	Consolidated capitalization ratios of PHI and the Utility Subsidiaries as of the end of the quarter.
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Item 2.	Fees, Commissions and Expenses
	Estimated legal fees and expenses	$5,000
	Estimated miscellaneous expenses and fees	7,000
	Total	$15,000

The above estimated fees and expenses do not include underwriting fees and other expenses incurred in completing specific financial transactions or other transactions covered in this file. The fees and expenses incurred for specific financings will not exceed 5% of the proceeds thereof.

Item 3.	Applicable Statutory Provisions
	A.	General

Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act, and Rules 43, 45(c), 46(a), 53, 90 and 91 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

PHI respectfully submits that the authorizations requested in this Application/Declaration are in the best interests of the applicants and appropriate for the protection of investors and consumers. PHI further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

	B.	Rule 54 Analysis

Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

PHI currently does not meet the conditions of Rule 53(a)(1). At March 31, 2005, PHI's "aggregate investment," as defined in Rule 53(a)(1) was $3,053.2 million. At March 31, 2005, PHI's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were $872.1 million. Accordingly, at March 31, 2005, PHI's aggregate investment exceeded 50% of its consolidated retained earnings, the "safe harbor" limitation contained in Rule 53(a). However, under the Prior Financing Order, the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At March 31, 2005, based on the Prior Financing Order, PHI could have had an aggregate investment of up to $4,372.1 million. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the Prior Financing Order.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. None of the circumstances described in 53(b) have occurred, and Rule 53(c) is inapplicable by its terms.

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Item 4.	Regulatory Approval

The DC Commission has jurisdiction over the issuance of long-term debt and equity securities by Pepco and Pepco currently has authority from the DC Commission for the issuance of up to $1.1 billion of such securities. No state utility commission has jurisdiction over the issuance of short-term debt securities by Pepco. The issuance of short-term debt securities by DPL is subject to the jurisdiction of the VSCC and DPL currently has authority from the VSCC to issue up to $275 million of such securities. Applicants are not requesting authorization in this file for the issuance of other securities by Pepco, DPL or ACE that are subject to state utility commission approvals.

Item 5.	Procedure

Applicants respectfully request that the Commission publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible, such notice to specify a date by which comments may be entered and such date being the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30 day period between the issuance of the Commission's order and the date on which it is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.	Exhibits and Financial Statements
	A.	Exhibits:
D-1	Order of the District of Columbia Public Service Commission dated April 23, 2003 (previously filed)
D-2	Order of the Virginia State Corporation Commission dated March 4, 2004 (previously filed)
D-3	Order of the Virginia State Corporation Commission dated January 20, 2005 (previously filed)
D-4	Order of the Delaware Public Service Commission dated January 25, 2005 (previously filed)
D-5	Order of the New Jersey Board of Public Utilities dated December 17, 2003 (previously filed)
F-1	Opinion of Counsel - Pepco Holdings, Inc. and certain subsidiaries (filed herewith)
F-2	Opinion of Counsel - Pepco Energy Services, Inc. and certain subsidiaries (filed herewith)
H-1	Proposed Form of Notice (previously filed)
I-1	Form of Money Pool Agreement (previously filed)

	B.	Financial Statements:
FS-1	Balance Sheets as of September 30, 2004
1. Pepco Holdings, Inc. (incorporated by reference to the Form 10-Q filed on November 9, 2004)
2. Potomac Electric Power Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
3. Conectiv (previously filed)
4. Delmarva Power & Light Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
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5. Atlantic City Electric Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
FS-2	Income Statement for the Nine Months Ended September 30, 2004
1. Pepco Holdings, Inc. (incorporated by reference to the Form 10-Q filed on November 9, 2004)
2. Potomac Electric Power Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
3. Conectiv (previously filed)
4. Delmarva Power & Light Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
5. Atlantic City Electric Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
Item 7.	Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to the Application-Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: June 30, 2005	Pepco Holdings, Inc. By:/s/ DENNIS R. WRAASE Dennis R. Wraase Chairman, President and Chief Executive Officer
Potomac Electric Power Company POM Holdings, Inc. By:/s/ DENNIS R. WRAASE Dennis R. Wraase Chairman and Chief Executive Officer
Pepco Communications, Inc. By:/s/ DENNIS R. WRAASE Dennis R. Wraase President and Chief Executive Officer
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DATE: June 30, 2005

Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
AMP Funding, L.L.C.
RAMP Investments, Inc.
Pepco Technologies, LLC
PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
Friendly Skies, Inc.
PCI Netherlands Corporation
PCI Queensland Corporation
PCI Ever, Inc.

By:/s/ ANDREW W. WILLIAMS
       Andrew W. Williams
       President and Chief Executive Officer

PCI Engine Trading, Ltd. By:/s/ RICHARD BATTISTA Richard Battista Vice President and Controller
DATE: June 30, 2005	Pepco Energy Services, Inc. By:/s/ E.R. MAYBERRY E. R. Mayberry President and Chief Executive Officer
DATE: June 30, 2005	Pepco Building Services, Inc. Pepco Government Services LLC By:/s/ E.R. MAYBERRY E. R. Mayberry Chief Executive Officer
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DATE: June 30, 2005	Potomac Power Resources, LLC By:/s/ E. R. MAYBERRY E. R. Mayberry President
DATE: June 30, 2005

MET Electrical Testing Company, Inc.
Engineered Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
Severn Construction Services, LLC
W. A. Chester, LLC
W. A. Chester Corporation

By:/s/ ROBERT AYLWARD
       Robert Aylward
       Chief Executive Officer

DATE: June 30, 2005	PES Home Services of Virginia By: /s/ PETER E. MEIER Peter E. Meier Secretary
DATE: June 30, 2005	Pepco Enterprises, Inc. ATS Operating Services, Inc. Atlantic Jersey Thermal Systems, Inc. Conectiv Thermal Systems, Inc. Thermal Energy LP 1 By: /s/ DAVID WEISS David Weiss President
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DATE: June 30, 2005	Conectiv Conectiv Energy Holding Company Conectiv Energy Supply, Inc. Delmarva Power & Light Company PHI Service Company By: /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
DATE: June 30, 2005	Atlantic City Electric Company By: /s/ Anthony J. Kamerick Anthony J. Kamerick Treasurer
DATE: June 30, 2005

ACE REIT, Inc.
ATE Investment, Inc.
Atlantic City Electric Transition Funding, LLC
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, LLC
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Mid Merit, LLC
Conectiv Pennsylvania Generation, LLC
Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
DCTC-Burney, Inc.
Delaware Operating Services Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
PHI Operating Services Company
Vineland Limited, Inc.
Vineland General, Inc.
Conectiv Plumbing, L.L.C.

By: /s/ Karen G. Almquist
       Karen G. Almquist
       Treasurer

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